Exhibit 99.1

Contact Information:
China Ceramics Co., Ltd.	Precept Investor Relations LLC
Edmund Hen, Chief Financial Officer	David Rudnick, Account Manager
Email: info@cceramics.com	Email: david.rudnick@preceptir.com
Phone: +1 917-864-8849

China Ceramics Announces First Quarter 2015

Financial Results

Jinjiang, Fujian Province, China, June 4, 2015–China Ceramics Co., Ltd. (NASDAQ Global Market: CCCL) (“China Ceramics” or the “Company”), a leading Chinese manufacturer of ceramic tiles used for exterior siding and for interior flooring and design in residential and commercial buildings, today announced financial results for the first quarter ended March 31, 2015.

First Quarter 2015 Highlights

▪	Revenue was RMB 209.8 million (US$ 33.8 million), up 0.5% from the first quarter of 2014

▪	Gross profit was RMB 13.8 million (US$ 2.2 million), up 48.7% from the first quarter of 2014

▪	Plant utilization was 38%, compared to 39% in the first quarter of 2014

▪	Net profit was RMB 2.8 million (US$ 0.4 million) as compared to a net loss of RMB 2.8 million in the first quarter of 2014 (which excludes the year-ago quarter’s non-cash expense of RMB 68.7 million in derivative losses)

▪	Unrestricted cash at March 31, 2015 was RMB 201.0 million (US$ 32.4 million), or RMB 9.8 (US$ 1.59) per share

“We reported positive cash flow for the first quarter of 2015 amid challenging conditions in China’s real estate and construction sectors. While our top line was virtually even with the year-ago quarter, continued market acceptance of our product pricing and improved cost efficiencies led to a 49% increase in our gross profit. However, our lower sales volume and operating expenses constrained our profitability in the quarter.” said Mr. Jiadong Huang, CEO of China Ceramics.

“We utilized production facilities capable of producing 27 million square meters of ceramic tiles per year out of a total annual production capacity of 72 million square meters. We will bring additional capacity online as the business environment improves. Although sales volume in the first quarter was lower than in past periods, we saw demand rise for our higher margin ceramic tiles which sustained the reasonably solid average selling price of our products.”

“We believe that the operating environment for the rest of the year will continue to be challenging due to abundant real estate inventory and softness in the pricing of residential housing. However, the real estate sector continues to be an important component of China’s urban growth, which is a key part of the Government’s plan to boost China’s domestic consumption. We believe that our sales team is uniquely positioned to focus on the potential consolidation of real estate development companies and that our strong balance sheet and operating infrastructure will enable us to win important new business,” concluded Mr. Jiadong Huang.”

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First Quarter 2015 Results

Revenue for the first quarter ended March 31, 2015 was RMB 209.8 million (US$ 33.8 million), an increase of 0.5% from RMB 208.8 million for the first quarter ended March 31, 2014. The modest quarter-over-quarter increase in revenue was primarily due to a 6.4% increase in average selling price to RMB 29.8 (US$ 4.81) in the first quarter of 2015 from the year-ago quarter, partially offset by a 5.7% decrease in sales volume to 7.0 million square meters from the year-ago quarter.

Gross profit for the first quarter ended March 31, 2015 was RMB 13.8 million (US$ 2.2 million), an increase of 48.7% from RMB 9.3 million for the first quarter of 2014. The gross profit margin was 6.6% for the first quarter ended March 31, 2015 as compared to a gross profit margin of 4.4% for the first quarter of 2014. The year-over-year change in gross profit margin was primarily driven by the 6.4% increase in average selling price which drove revenue gains as well as a moderate decline in the cost of sales.

Realized and unrealized fair value gain on derivative financial instruments for the first quarter ended March 31, 2015 was nil, as compared to a loss of RMB 68.7 million for the first quarter of 2014. During the second quarter of 2013 and the first quarter of 2014, we entered into certain foreign currency transaction agreements with Taishin International Bank for investment purposes. In July 2014, our Chief Executive Officer (who is also the Company’s largest shareholder) and an affiliate of our Chief Executive Officer agreed to assume these agreements. As a result, after July 31, 2014 we were no longer required to fund any losses related to these agreements and neither suffered any future liabilities arising under those agreements nor realized any benefits arising under those agreements.

Profit from operations before taxation for the first quarter ended March 31, 2015 was RMB 4.3 million (US$ 0.7 million), as compared to a loss from operations before taxation of RMB 71.2 million for the first quarter of 2014. Excluding the non-cash RMB 68.7 million fair value loss on derivative financial instruments incurred in the first quarter of 2014, the year-ago quarter’s loss from operations before taxation was RMB 2.5 million.

Net profit for the first quarter ended March 31, 2015 was RMB 2.8 million (US$ 0.4 million), as compared to a net loss of RMB 71.5 million for the first quarter of 2014. Excluding the non-cash RMB 68.7 million fair value loss on derivative financial instruments incurred in the first quarter of 2014, the year-ago quarter’s net loss was RMB 2.8 million.

Earnings per fully diluted share for the first quarter ended March 31, 2015 were RMB 0.14 (US $0.02), as compared to a loss per fully diluted share of RMB 3.50 for the first quarter of 2014. Excluding the non-cash RMB 68.7 million fair value loss on derivative financial instruments incurred in the first quarter of 2014, the year-ago quarter’s loss per fully diluted share was RMB 0.14. Per share calculations for the first quarters of 2015 and 2014 were computed using 20.4 million shares outstanding.

First Quarter 2015 Statements of Selected Financial Position Items

▪	Cash and bank balances were RMB 201.0 million (US$ 32.4 million) as of March 31, 2015, compared to RMB 61.2 million as of December 31, 2014. The increase in cash and bank balances of RMB 139.8 million was primarily the result of cash generated from operating activities of RMB 141.2 million.

▪	Short-term bank borrowings were RMB 84.7 million (US$ 13.7 million) as of March 31, 2015, which is approximately the same level of debt incurred as of December 31, 2014.

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▪	Inventory turnover was 150 days as of March 31, 2015 compared with 125 days as of December 31, 2014.

▪	Trade receivables turnover, net of value added tax, was 181 days as of March 31, 2015 compared with 156 days as of December 31, 2014. We typically offer a credit period of 90 days to our customers but extended it to 150 days to our distributors since the end of 2012 to address funding pressures associated with challenging real estate market conditions in China. We extended the credit period from 90 days to 120 days to direct Company accounts since the end of 2014. The currently challenging economic environment has prompted us to offer extended credit terms to certain customers resulting in a higher trade receivables turnover figure than normal.

▪	Trade payables turnover, net of value added tax, was 75 days as of March 31, 2015 compared with 64 days as of December 31, 2014. The average turnover days was within the normal credit period of one to four months granted by our suppliers.

Liquidity and Capital Resources

Cash flow generated from operating activities was RMB 141.2 million (US$ 22.8 million) for the quarter ended March 31, 2015, compared to cash flow generated from operating activities of RMB 112.9 million in the same period in 2014. The year-over-year increase of RMB 28.3 million was mainly caused by: (i) profit before taxation of RMB 4.3 million for the quarter ended March 31, 2015, compared to a loss before taxation of RMB 2.5 million for the same period last year which excludes the non-cash RMB 68.7 million fair value loss on derivative financial instruments incurred in the first quarter of 2014, (ii) a decrease in trade receivables of RMB 112.9 million for the quarter ended March 31, 2015, compared to RMB 103.2 million in the same period last year; and (iii) an increase in trade payables of RMB 3.3 million for the quarter ended March 31, 2015, compared to a decrease in trade payables RMB 21.1 million in the same period last year; offset by (iv) a decrease in inventories of RMB 1.4 million for the quarter ended March 31, 2015, compared to a decrease in inventories of RMB 10.7 million in the same period last year, and (v) an increase in other receivables and prepayments of RMB 1.9 million for the quarter ended March 31, 2015, compared to a decrease in other receivables and prepayments of RMB 11.5 million in the same period last year.

Cash flow generated from investing activities was RMB 0.2 million (US$ 0.03 million) for the quarter ended March 31, 2015, mainly due to interest received and proceeds from disposal of property, plant and equipment, compared to cash flow generated in investing activities of RMB 1.5 million in the same period of 2014 mainly due to the net proceeds of RMB 1.4 million received from derivative financial instruments.

Cash flow used in financing activities was RMB 1.5 million (US$ 0.2 million) for the quarter ended March 31, 2015, due to the dividend paid, compared to cash flow used in financing activities of RMB 9.6 million for the same period of 2014, due to the bank borrowings obtained of RMB 35.0 million, repayment of bank borrowings of RMB 50.0 million and advances from related parties of RMB 5.4 million to partially contribute to the registered capital of Hengda.

Plant Capacity and Capital Expenditures Update

For the first quarter of 2015, we utilized plant capacity capable of producing 27 million square meters of ceramic tiles annually out of a total annual production capacity of 72 million square meters. This represents a decrease in plant capacity that was utilized in the first quarter of 2014 when we utilized plant capacity capable of producing 28 million square meters of ceramic tiles annually.

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Our Hengda facility has an annual production capacity of 42 million square meters of ceramic tiles and we utilized annual capacity capable of producing 19 million square meters of ceramic tiles in the first quarter of 2015. Our Hengdali facility has an annual production capacity of 30 million square meters and we utilized annual capacity capable of producing 8 million square meters of ceramic tiles in the first quarter of 2015. We will bring our unused production capacity online as customer demand dictates and when there are further signs of improvement in China’s real estate and construction sector.

We review the level of capital expenditures throughout the year and make adjustments subject to market conditions. Although business conditions are subject to change, we anticipate a modest level of capital expenditures for 2015 other than those associated with minimal upgrades, small repairs and the maintenance of equipment.

Business Outlook

We expect the currently challenging market conditions to continue into the second half of the year. However, on a long-term basis we believe that the underlying macroeconomic fundamentals of our business continue to be sustainable. In the first quarter of 2015, we were able to sustain a reasonably solid average selling price for our products which we believe is attributable to our strong brand name and excellent customer relationships. We view the decrease in the current quarter’s sales volume to 7.0 million square meters from 7.5 million square meters from the year-ago quarter as due to difficult market conditions evidenced by a decrease in residential properties sold in China in recent months. This remains a concern as residential property prices have shown monthly declines on a year-to-year basis due to excess inventory.

However, since the real estate property sector in China is estimated to comprise 15% of its economic output, a healthy real estate sector is important to China’s growth. Consequently, the Chinese government has taken various actions to stimulate the real estate sector. The most recent measure was the lowering the reserve requirement ratio for banks of 100 basis points in April 2015 to stimulate the economy as well as to spur mortgage lending. Prior actions include lowering interest rates, reducing the minimum down payment for second-home buyers to 40% from 60% and lowering the minimum down payment to 20% from 30% for first-time home buyers. Further, the Government has indicated that it may encourage developers to reduce their inventory of residential stock by converting unsold properties into social housing in certain markets.

We typically receive orders from customers two months in advance of production on a rolling basis. We enter into a dealership agreement with customers and a sales or purchase contract each time a customer places an order. As of March 31, 2015, our backlog was approximately RMB 165.6 million (US$ 26.7 million), which represents the next two months of revenue as of the end of the first quarter. This compares to a backlog of two months’ revenue of RMB 169.7 million as of March 31, 2014, a year-over-year decrease of 2.4%. Under normal circumstances, our backlog is an indicator of revenues that might be expected in the next quarter, though it is subject to change as a result of unforeseen business conditions and events including credit payment terms.

Looking forward, we expect there to be consolidation among both ceramic tile producers and larger property developers. We believe that our proven expertise, advanced manufacturing and deep product platform enables us to optimally service large property developers which could lead to market share gains. We are confident that our management and operating capabilities differentiate us from our competitors which will enable us to capitalize upon market opportunities in our sector in the periods ahead.

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Events Occurring After the First Quarter 2015 Period

The Company previously disclosed that it had reached an agreement in principle to settle the outstanding class action litigation.  On May 29, 2015, the Company executed a settlement stipulation with the Plaintiffs in the class action litigation, memorializing the terms of the settlement; and the parties to the litigation filed the same with the Court.   The settlement is subject to Court approval.  The settlement will be comprised of $310,000 in cash and $540,000 worth of the Company’s common stock.  A charge for the settlement amount was included as an expense item in the Company’s fiscal year end 2014 financial statements.

Conference Call Information

We will host a conference call at 8:00 am ET on Thursday, June 4, 2015. Listeners may access the call by dialing +1 (866) 395-5819 five to ten minutes prior to the scheduled conference call time. International callers should dial +1 (706) 643-6986. The conference participant pass code is 54205652. A replay of the conference call will be available for 14 days starting from 11:00 am ET on June 4, 2015. To access the replay, dial +1 (855) 859-2056. International callers should dial +1 (404) 537-3406. The pass code is 54205652 for the replay.

About China Ceramics Co., Ltd.

China Ceramics Co., Ltd. is a leading manufacturer of ceramic tiles in China. The Company’s ceramic tiles are used for exterior siding, interior flooring, and design in residential and commercial buildings. China Ceramics’ products, sold under the “Hengda” or “HD”, “Hengdeli” or “HDL”, the “TOERTO” and “WULIQIAO” brands, and the “Pottery Capital of Tang Dynasty” brands, are available in over 2,000 style, color and size combinations and are distributed through a network of exclusive distributors as well as directly to large property developers. For more information, please visit http://www.cceramics.com.

Currency Convenience Translation

The Company’s financial information is stated in Renminbi (“RMB”). Translations of amounts from RMB into United States dollars (“US$”) in this earnings release are solely for the convenience of the readers and were calculated at the rate of US$1.00 = RMB 6.1990. The exchange rate refers to the historical rate as set forth in the H.10 statistical release published by www.federalreserve.gov on March 31, 2015. Such translations should not be construed as representations that RMB amounts could have been, or could be, converted realized or settled into US$ at that rate on March 31, 2015 or any other rate.

Safe Harbor Statement

Certain of the statements made in this press release are “forward-looking statements” within the meaning and protections of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements in this press release include, without limitation, the continued stable macroeconomic environment in the PRC, the PRC real estate and construction sectors continuing to exhibit sound long-term fundamentals, our ability to bring additional capacity online going forward as our business improves, our customers continuing to adjust to our product price increases, our ability to sustain our average selling price increases and to continue to build volume in the quarters ahead, and whether our enhanced marketing efforts will help to produce wider customer acceptance of the new price points. All statements other than statements of historical fact are statements that could be forward-looking statements. You can identify these forward-looking statements through our use of words such as “may,” “will,” “anticipate,” “assume,” “should,” “indicate,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “plan,” “point to,” “project,” “could,” “intend,” “target” and other similar words and expressions of the future.

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All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our annual report on Form 20-F for the year ended December 31, 2014 and otherwise in our SEC reports and filings. Such reports are available upon request from the Company, or from the Securities and Exchange Commission, including through the SEC’s Internet website at http://www.sec.gov. We have no obligation and do not undertake to update, revise or correct any of the forward-looking statements after the date hereof, or after the respective dates on which any such statements otherwise are made.

FINANCIAL TABLES FOLLOW

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CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	As of March 31, 2015		As of December 31, 2014
	USD’000	RMB’000	RMB’000

ASSETS AND LIABILITIES
Non-current assets
Property, plant and equipment	113,139	701,349	718,418
Land use rights	4,693	29,093	29,259
Goodwill	603	3,735	3,735
Deferred tax assets	1,696	10,512	7,854
Long-term prepaid expenses	151	936	1,404
	120,282	745,625	760,670

Current assets
Inventories	51,838	321,346	330,763
Trade receivables	70,500	437,027	549,925
Other receivables and prepayments	733	4,543	2,178
Restricted cash	4,658	28,872	28,872
Cash and bank balances	32,422	200,983	61,155

	160,151	992,771	972,893

Current liabilities
Trade payables	20,242	125,482	122,168
Accrued liabilities and other payables	7,339	45,492	49,989
Interest-bearing bank borrowings	13,658	84,668	84,704
Amount owed to a related party	4,574	28,355	24,902
Income tax payable	420	2,604	2,772

	46,233	286,601	284,535

Net current assets	113,918	706,170	688,358

Non-current liabilities
Deferred tax liabilities	226	1,404	1,404

Net assets	233,974	1,450,391	1,447,624

EQUITY
Total shareholders’ equity	233,974	1,450,391	1,447,624
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CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

	Three months ended March 31,
	2015		2014
	USD’000	RMB’000	RMB’000

Revenue	33,840	209,777	208,835

Cost of sales	(31,611)	(195,954)	(199,542)

Gross profit	2,229	13,823	9,293

Other income	26	162	82
Selling and distribution expenses	(440)	(2,727)	(2,794)
Administrative expenses	(880)	(5,456)	(6,912)
Finance costs	(179)	(1,108)	(1,119)
Realized and unrealized fair value gain on derivative financial instruments	-	-	(68,688)
Other expenses	(56)	(346)	(1,087)

Profit/(loss) before taxation	700	4,348	(71,225)
Income tax expense	(255)	(1,580)	(287)

Profit/(loss) attributable to shareholders	445	2,768	(71,512)

Earnings/(loss) per share
Basic (USD/RMB)	USD 0.02	RMB 0.14	RMB (3.50)
Diluted (USD/RMB)	USD 0.02	RMB 0.14	RMB (3.50)

Weighted average number of ordinary shares outstanding used in computing earnings per share
Basic	20,430,838	20,430,838	20,430,838
Diluted	20,430,838	20,430,838	20,430,838

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES

SALES VOLUME AND AVERAGE SELLING PRICE (UNAUDITED)

	Three months ended March 31,
	2015	2014

Sales volume (square meters)	7,030,088	7,454,231
Average Selling Price (in RMB/square meter)	29.8	28.0

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CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the three months ended March 31,
	2015		2014
	USD’000	RMB’000	RMB’000
Cash flows from operating activities
Profit/(loss) before taxation	700	4,348	(71,225)
Adjustments for
Amortization of land use rights	27	167	167
Depreciation of property, plant and equipment	2,746	17,022	17,945
Realized gain from derivative financial instruments	-	-	(1,390)
Fair value loss on derivative financial instruments	-	-	70,078
Gain on disposal of property, plant and equipment	-	(2)	-
Write down of inventories	1,301	8,060	-
Share-based compensation		-	150
Finance costs	179	1,108	1,119
Interest income	(20)	(125)	(82)
Foreign exchange (gain)/ loss	(6)	(36)	838
Operating cash flows before working capital changes	4,927	30,542	17,600
Decrease in inventories	219	1,357	10,735
Decrease in trade receivables	18,212	112,898	103,199
(Increase)/decrease in other receivables and prepayments	(306)	(1,897)	11,503
Increase/(decrease) in trade payables	535	3,315	(21,142)
Increase/(decrease) in accrued liabilities, other payables and amount owed to a related party	75	465	(4,723)
Cash generated from operations	23,662	146,680	117,172
Interest paid	(179)	(1,111)	(1,140)
Income tax paid	(711)	(4,406)	(3,175)
Net cash generated from operating activities	22,772	141,163	112,857

Cash flows from investing activities
Proceed from derivative financial instruments	-	-	1,390
Proceeds from disposal of property, plant and equipment	8	50	-
Decrease/(increase) in restricted cash	-	-	(18)
Interest received	20	125	82
Net cash generated from investing activities	28	175	1,454

Cash flows from financing activities
Proceed from short-term loan	5,646	35,000	35,000
Repayment of short-term loans	(5,646)	(35,000)	(50,000)
Dividend paid	(243)	(1,505)	-
Advance from related party	-	-	5,433
Net cash used in financing activities	(243)	(1,505)	(9,567)

Net increase in cash and cash equivalents	22,557	139,833	104,744
Cash and cash equivalents, beginning of period	9,865	61,155	28,848
Effect of foreign exchange rate differences	-	(5)	48
Cash and cash equivalents, end of period	32,422	200,983	133,640

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About Non-GAAP Financial Measures

In addition to China Ceramics’ condensed consolidated financial results under International Financial Reporting Standards ("IFRS"), the Company also provides Non-IFRS financial measures (referred to as Non-GAAP financial measures) for the first quarter of 2014, including Non-GAAP loss before taxation, Non-GAAP net loss and Non-GAAP loss per fully diluted shares, all of which exclude the non-cash treatment of the fair value loss on derivative financial instruments incurred in the first quarter of 2014 from their comparable IFRS measure. The Company believes that these Non-GAAP financial measures provide investors with another method for assessing China Ceramics’ operating results in a manner that is focused on the performance of its ongoing operations and excludes the non-cash treatment of the fair value loss on derivative financial instruments incurred in the first quarter of 2014. Readers are cautioned not to view Non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP results with Non-GAAP results below. The Company believes that both management and investors benefit from referring to these Non-GAAP financial measures in assessing the performance of China Ceramics and when planning and forecasting future periods. The accompanying table has more details on the GAAP financial measures that are most directly comparable to Non-GAAP financial measures and the related reconciliation between these financial measures.

CHINA CERAMICS CO., LTD.

Unaudited Reconciliation of GAAP to Non-GAAP

Three months ended March 31, 2014

	GAAP	(1)	Non-GAAP
	RMB’000	RMB’000	RMB’000
Loss before taxation	(71,225)	68,688	(2,537)
Net loss	(71,512)	68,688	(2,824)
Loss per share - basic and diluted	(3.50)		(0.14)

(1) Non-cash fair value loss on derivative financial instruments.

Source: China Ceramics Co., Ltd.

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